AMERICAS GOLD AND SILVER COMPLETES STRATEGIC ACQUISITION OF
THE CRESCENT SILVER MINE IN IDAHO

TORONTO, ONTARIO - December 12, 2025 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") is pleased to announce that it has closed the acquisition of Crescent Silver, LLC ("Crescent") which owns the Crescent Mine in Idaho, USA (the "Acquisition") as previously announced (see Americas news release dated November 13, 2025).

The consideration under the Acquisition is made up of US$20 million in cash (the "Cash Consideration") and approximately 11.1 million common shares of Americas (the "Equity Consideration").

Paul Andre Huet, Chairman and CEO, commented: "The Crescent Mine is a synergistic addition to our Idaho operations located just 9 miles from the Galena Complex. Crescent is a fully permitted past producing mine which we intend to restart to provide a supplementary high-grade source of feed for our Galena Complex mills. Crescent mineralized material is very similar to the tetrahedrite material at Galena which contains high grade Silver and significant by-product potential from antimony and copper, which meshes perfectly with our strategy to maximize the value of our production across metals.

"We are also encouraged by the completion of the US$132 million over-subscribed bought deal financing we closed last week and welcome several new large shareholders to our register. We are fully-funded for the anticipated capital investments required to rapidly advance Cresent into production. We will also be continuing with our aggressive exploration drilling program across both assets in conjunction with our production ramp-up at the Galena Complex.

"We have worked hard to set the table for a very productive year in 2026 and beyond, and look forward to getting to work realizing the synergy potential between the Galena Complex and the Crescent Mine to maximize the value of the combined operation.

"We are excited about what is shaping up to be a productive year ahead across all of our operations, including at our Cosalá operations in Mexico where we continue our ramp up to high grade silver-copper production."

About the Crescent Mine

Crescent Mine is a past-producing underground mine which has produced over 25 million ounces of silver at an average grade of 26 opt (891 g/t) between 1917 and 1981. The mine is located approximately 4 miles southeast of Kellogg, Idaho, and consists of 10 acres of surface rights and 15 acres of patented claims and mineral rights over 64 patented claims. The mineralized material at Crescent is tetrahedrite, which is identical to the Galena Ag-Cu-Sb material and ideally suited for Galena and Coeur Mills. The property hosts 3.8 million ounces of historical Measured and Indicated resource, as well as an historical Inferred Resource of 19.1 million ounces. The Company intends to mine Crescent using a combination of cut and fill and long hole stoping mining, similar to the successful optimization of neighbouring Galena currently underway.1

1 See Table 1 below regarding historical resource estimates.

Figure 1: Location of the Crescent Mine in relation to the Galena Complex and other selected properties in Idaho's Silver Valley

Table 1: Historical Mineral Resource Estimate (effective August 2015)

	Tons (kst)	Grade		Contained
		Silver (opt)	Copper (%)	Silver (Moz)	Copper (Mlbs)
Measured & Indicated	201	19.1	0.41%	3.8	1.6
Inferred	985	19.4	0.43%	19.1	8.6

The information is extracted from the report entitled 'NI 43-101 Technical Report | Preliminary Economic Assessment | Crescent Silver Project | Shoshone County, Idaho USA' dated August 21, 2015 (the "2015 Technical Report"). Americas confirms that the form and context in which the Qualified Persons' findings are presented have not been materially modified from the original report. The effective date of the historical estimate is August, 2015. The Company believes that the historical estimate is reliable and relevant to continuing exploration and development on the Crescent Mine.  No more recent estimates of the mineral resource or other data are available to the Company. A qualified person has not done sufficient work on behalf of Americas to classify the historical estimate noted here and in Table 1 as current mineral resources or mineral reserves and Americas is not treating the historical estimates as current mineral resources or mineral reserves. There is no certainty they will prove to be accurate or that a range of outcomes will be achieved.

The historical mineral resources were reported above a silver cut-off of 10 opt Ag. The following assumptions were used to define the portion of the mineral resource that meets the test of reasonable prospect for economic extraction and can be declared a mineral resource: Silver price of US$20.00 per troy ounce, underground mining costs of US$145 per ton, metallurgical recovery of 92% average, mining rate of 250 tons per day and minimum mining width of 4 feet. Additional key assumptions, parameters, and methods used to prepare the historical estimate are disclosed in the 2015 Technical Report.

Key Highlights From the 2015 Tetra Tech Inc. PEA

In August 2015, Crescent issued an updated NI 43-101 PEA for the Crescent Mine, prepared by Tetra Tech Inc. The Crescent Mine, like other narrow-vein, high-grade underground silver operations in the Coeur d'Alene district, was designed to leverage an overhand cut-and-fill underground mining method with processing at the nearby New Jersey Mill. The 2015 PEA envisaged a 250 ton per day operation with total production of approximately 15 Moz Ag and 5.8 Mlbs Cu (average annual production of 1.4 Moz Ag and 0.5 Mlbs Cu) over an 11-year life of mine.

Advisors

Cormark Securities Inc. acted as financial advisor to Americas, and Bennett Jones LLP acted as legal counsel to Americas in connection with the Acquisition.

Red Cloud Securities Inc. acted as advisors to Crescent in connection with the transaction.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the United States and Mexico. In December 2024, Americas took full ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott and Paul Huet-led management team, solidifying Galena as a cornerstone U.S. silver asset and the nation's leading active antimony-producing mine. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott the largest shareholder (~20%) and Americas is fully funded to grow aggressively grow production at Galena. The Company has a new non-restrictive 5-year multi-metal offtake agreement with Ocean Partners for treatment of any amount of Galena's concentrates at Teck Resources' BC smelter. Americas aims to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, EVP Geology of the Company.  The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category. The scientific and technical information contained herein with respect to the Crescent Mine was extracted from the report entitled 'NI 43-101 Technical Report | Preliminary Economic Assessment | Crescent Silver Project | Shoshone County, Idaho USA' dated August 21, 2015. A qualified person has not done sufficient work on behalf of Americas to classify the historical estimate noted herein as current mineral resources or mineral reserves and Americas is not treating the historical estimates as current mineral resources or mineral reserves. The Company believes that the historical estimate is reliable and relevant to continuing exploration and development on the Crescent Mine.  No more recent estimates of the mineral resource or other data are available to the Company.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information includes, but is not limited to Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the timing and completion expected mineral resources, potential synergies, timing of restart and expected production; the expected use of proceeds from the concurrent bought deal financing; that the Company is fully funded for the anticipated capital investments required to advance Cresent into production; the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, Cosalá Operations and Crescent Mine; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; the Company’s technical review and optimization work at the Galena Complex and related operational improvements and production efficiencies at the Galena Complex and Crescent Mine, including the expected production levels and anticipated improvements through production growth and operational efficiency, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment and the terms and expected timing of any financing. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in mineral grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.

Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.